EXHIBIT 99.2

To All Employees:

On January 10th, we shared the great news that the Company’s stock option investigation had concluded. We completed all of our financial filings and are now completely current. In this regard, we are ahead of many of our competitors and peers.

This is another opportunity for me to re-emphasize the enormity of this task and the effort it took our various functions—particularly finance, legal and HR—to put this matter behind us. I am proud of the AMCC team and your dedication.

On January 10th, I also said you would be receiving more information on our equity plans later in the month. This is the first release of further good news you will be receiving on our equity plans. There are three aspects of our equity plans that you should know about:

•	Our Employee Stock Purchase Plan will resume on February 8, 2007 and the purchase period will conclude on July 31, 2007. From that point on, the Company will be on the normal schedule, with six-month purchase periods ending January 31 and July 31.

•	The Company intends to resume the granting of Restricted Stock Units on the next regularly scheduled grant date, February 15, 2007. Starting May 15, RSU grants that were delayed as a result of our stock option investigation will receive the benefit of “catch-up” vesting.

•	The RSU for Stock Option Exchange Program announced to the company last April will be re-submitted to our stockholders for approval.

Employee Stock Purchase Plan

You may wonder why the resumption date is February 8. At the November meeting, the Board of Directors passed a resolution that the ESPP would resume 20 business days after the Company filed its financials with the SEC and became current. Understandably, at the time, the Board was not aware of a specific conclusion date for the stock option investigation. Based on our January 10 filing date, the ESPP will resume February 8.

There will be some modifications to the plan, which will now offer shares for purchase at 85% of the market value on the day preceding the first day or the last day of the six-month purchase period, whichever is lower. You will receive further details from Stock Administration early next week.

Granting of Restricted Stock Units

The Company expects to present all backlogged and current RSU grants to the Compensation Committee for approval to allow for all these grants to be made on February 15, 2007.

Employees scheduled to receive RSU grants on August 15 or November 15, 2006 will not receive their RSU grants until February 15, 2007. The first possible vesting date for these grants will be May 15, 2007. If you experienced a delayed grant, starting May 15 your vesting will catch up as required so you will vest shares as if your grant had not been delayed. Stock Administration will provide detailed information to our employees that are affected by this catch up.

RSU for Stock Option Exchange Program

Today we filed a preliminary proxy statement with the Securities and Exchange Commission (SEC) that asks our stockholders for approval of a voluntary Stock Option Exchange Program at our Annual Meeting of Stockholders to be held in March.

This proposed exchange program uses “Restricted Stock Units” or “RSUs”. An RSU is a grant in which the stock itself is not immediately issued or outstanding. An employee receives the promised shares only upon vesting and issuance of the shares. Each RSU issued in the proposed AMCC exchange program will represent a right to receive one share of our common stock on a specified future date when the RSU vests through the participant’s continued employment. The eligible stock options to RSU exchange ratio (i.e., the number of eligible options that you would exchange for one restricted stock unit) will generally range from 2.5-1 to 20-1. The RSUs will vest and the underlying shares will be issued semi-annually over two years from the date the RSUs are issued, which is expected to be the date the exchange program is completed. We are committed to providing an equitable package to our employees while we also have to follow every accounting rule and SEC rule to the last sentence. This is a very complex balance that is too difficult to explain here.

There are many complex SEC regulations governing all activities related to the Stock Option Exchange Programs. As such, we can only provide a limited announcement at this time. I refer you to SharePoint or the SEC website at www.sec.gov for documents concerning this proposed voluntary Stock Option Exchange Program and the March Annual Meeting of Stockholders.

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I am very pleased to announce these developments. Throughout this difficult period, for those employees who were not directly involved in this investigation, I asked you to focus on the business. You did exactly that and I do appreciate your confidence in me and our management team that we would emerge from this matter. Now let’s keep winning and thank you again.

This material is quite technical and you will probably have many questions. Please refer them to Claudia Baranowski in Stock Administration or Philip Ziman in Human Resources.

—Kambiz

WE HAVE NOT COMMENCED THE OFFER TO EXCHANGE THAT IS REFERRED TO IN THIS COMMUNICATION. UPON THE COMMENCEMENT OF THE OFFER TO EXCHANGE, WE WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION A COMPLETED SCHEDULE T/O AND RELATED EXHIBITS AND DOCUMENTS, INCLUDING THE OFFER TO EXCHANGE. ALL AMCC OPTIONHOLDERS ELIGIBLE TO PARTICIPATE IN THE OFFER TO EXCHANGE ARE STRONGLY ENCOURAGED TO READ THE SCHEDULE T/O AND RELATED EXHIBITS AND DOCUMENTS, INCLUDING THE OFFER TO EXCHANGE, WHEN THEY BECOME AVAILABLE. THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE. THE SCHEDULE T/O AND RELATED EXHIBITS AND DOCUMENTS WILL BE AVAILABLE WITHOUT CHARGE ON THE “STOCK ADMINISTRATION” PAGE OF OUR CORPORATE WIDE WEB OR ON THE SECURITIES AND EXCHANGE COMMISSION WEBSITE AT HTTP://WWW.SEC.GOV.